

12061074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) MO (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Hall 816-968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

4801 Main Street, Suite 400 (Address) Kansas City (City) MO (State) 64112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of March 27, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


PAMELA L. PROCTOR
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: October 13, 2014
Commission Number: 10028998

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NPGC Fund, L.P.
(A Limited Partnership)

Financial Statements
December 31, 2011 and 2010
(With Independent Auditor's Report Thereon)

Contents



Independent Auditor's Report

The General Partner
NPGC Fund, L.P.

We have audited the accompanying statements of assets, liabilities, and partners' equity, including the schedules of investments, of NPGC Fund, L.P. (the Partnership) as of December 31, 2011 and 2010, and the related statements of operations and changes in partners' equity for the years then ended. These financial statements are the responsibility of the Partnership's general partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NPGC Fund, L.P. as of December 31, 2011 and 2010, and the results of its operations and changes in its partners' equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Partnership will cease doing business on December 31, 2012 and will thereupon be dissolved.

McGladrey & Pullen, LLP

Omaha, Nebraska
March 27, 2012

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Assets, Liabilities, and Partners' Equity
December 31, 2011 and 2010

Assets	**2011**	2010
Current Assets:		
Cash and cash equivalents	**$ 3,509,480**	$ 3,725,969
Investment in Limited Partnerships, at fair value	**6,450,658**	7,313,089
Accrued Interest Receivable	**565**	32
Total assets	**$ 9,960,703**	$ 11,039,090
Liabilities and Partners' Equity		
Liabilities:		
Accrued commissions and fees	**$ 29,451**	$ 59,659
Total liabilities	**29,451**	59,659
Partners' Equity:		
Limited partners; 2,295.3 units outstanding at December 31, 2011 and 2010	**9,752,106**	10,781,130
General partner; 42.2 units outstanding at December 31, 2011 and 2010	**179,146**	198,301
Total partners' equity	**9,931,252**	10,979,431
Total liabilities and partners' equity	**$ 9,960,703**	$ 11,039,090
Net asset value per outstanding unit of partnership interest at end of year	**$ 4,249**	$ 4,697

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Operations
Years Ended December 31, 2011 and 2010

	2011	2010
Investment income:		
Interest income	**$ 4,137**	$ 323
Operating expenses:		
Incentive fees	**357**	75,869
Commissions	**-**	28,567
Management fees	**162,529**	155,804
Exchange fees	**-**	1,283
Other	**27,000**	24,856
Total expenses	**189,886**	286,379
Total investment loss	**(185,749)**	(286,056)
Net realized trading gain (loss) on closed contracts from investment, including foreign currency translation	**-**	101,315
Net change in unrealized appreciation (depreciation) from investments in limited partnerships	**(862,430)**	2,105,799
Net realized and unrealized gain (loss) from investment and foreign currency translation	**(862,430)**	2,207,114
Net income (loss)	**$ (1,048,179)**	$ 1,921,058
Income (loss) per unit of partnership interest (based on units outstanding at end of year):		
General partner	**$ (448)**	$ 822
Limited partners	**$ (448)**	$ 822
Net income (loss) (based on units outstanding at end of year) allocated to:		
General partner	**$ (19,155)**	$ 34,682
Limited partners	**$ (1,029,024)**	$ 1,886,376

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Changes in Partners' Equity
Years Ended December 31, 2011 and 2010

	General Partner		Limited Partner		Total	
	Units	Amount	Units	Amount	Units	Amount
Balance, December 31, 2009	42.2	$ 163,619	2,295.3	$ 8,894,754	2,337.5	$ 9,058,373
Increase (decrease) from operations:						
Net investment loss		(5,164)		(280,892)		(286,056)
Net realized gain		1,829		99,486		101,315
Net unrealized appreciation		38,017		2,067,782		2,105,799
Net income from operations		34,682		1,886,376		1,921,058
Balance, December 31, 2010	42.2	198,301	2,295.3	10,781,130	2,337.5	10,979,431
Increase (decrease) from operations:						
Net investment loss		(3,599)		(182,150)		(185,749)
Net realized gain		-		-		-
Net unrealized appreciation (depreciation)		(15,556)		(846,874)		(862,430)
Net income from operations		(19,155)		(1,029,024)		(1,048,179)
Balance, December 31, 2011	**42.2**	**$ 179,146**	**2,295.3**	**$ 9,752,106**	**2,337.5**	**$ 9,931,252**

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Schedules of Investments
December 31, 2011 and 2010

	2011	2010
Cash and cash equivalents (35.3%)	$ **3,509,480**	$ 3,725,969
Investment in limited partnerships (65.0%)	**6,450,658**	7,313,089
Total (100.3%)	$ **9,960,138**	$ 11,039,058

Note: Percentages in parentheses represent each investment's percentage of partners' equity (net assets).

See Notes to Financial Statements.

Note 1. Nature of the Organization

NPGC Fund, L.P. (the Partnership) is a Missouri limited partnership originally organized to engage in the speculative trading of commodity futures, option contracts, and other commodity interests (including forward contracts in foreign currencies). The Partnership is a registered commodity pool, which was organized in August 1987 and commenced trading in December 1987. The Partnership is administered by its general partner, National Pension & Group Consultants, Inc., which is a registered commodity pool operator. Trading decisions for the Partnership are made by independent commodity trading advisors (the Advisors). At December 31, 2011, the Partnership has closed all its open positions and is currently invested in two limited partnerships that engage in the same activity as the stated purpose of the Partnership.

The general partner is required to purchase and maintain units of general partnership interest for its account in an amount sufficient to satisfy minimum capital contribution provisions of the partnership classification rules, if any, of the Internal Revenue Code of 1986, as amended from time to time, and the treasury regulations thereunder. The units of general partnership interest, representing the minimum capital contribution of the general partner, may not be transferred or redeemed so long as it acts as general partner.

Unless earlier dissolved, the Partnership will cease doing business on December 31, 2012 and will thereupon be dissolved. The Partnership also will cease doing business and will be dissolved if required by law, or upon the occurrence of certain events, as defined in the limited partnership agreement, including a significant decrease in the net asset value, bankruptcy, withdrawal of the general partner or the Partnership itself, or the vote of the holders of a majority of the outstanding units. Upon dissolution of the Partnership, the remaining net assets will be distributed pro rata to the unit holders.

Note 2. Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income (loss) based on their prorated share of the Partnership's profits (losses) as reported for income tax purposes. The Partnership prepares calendar-year U.S. and state information tax returns and reports to the partners its allocable shares of the Partnership's income, expenses, and trading gains (losses).

The Partnership has no liabilities for uncertain tax positions at December 31, 2011 or 2010.

Investments: The Partnership estimates the fair value of its investments in Limited Partnerships based on its capital account of the partnerships, which is also the value at which the partnerships could be redeemed at December 31, 2011.

The difference between the cost and fair value of investments in Limited Partnerships is reflected as unrealized appreciation (depreciation) from investments in limited partnerships, and any change in that amount from the prior period is reflected in the accompanying statement of operations.

Note 2. Summary of Significant Accounting Policies (Continued)

Allocation of earnings: All partners are allocated earnings (losses) of the Partnership based upon their pro rata share of total units outstanding. The value at the time of distribution is based on the then current unit value.

Cash and cash equivalents: Cash and cash equivalents includes cash held in money market accounts and highly liquid debt instruments with an original maturity of three months or less when purchased.

Investments in money market accounts are stated at fair value, with unrealized gains (losses) recognized currently in earnings.

The Partnership had cash balances with a financial institution in excess of FDIC-insured limits at various times during the years ended December 31, 2011 and 2010. The Partnership has not experienced any losses due to this.

Fair value: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Partnership performs a detailed analysis of the assets and liabilities that are reported and recognized at fair value. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Cash equivalents: The fair value of cash equivalents, which comprise money markets, is determined based off unadjusted quoted market prices in active markets for identical assets and are classified as Level 1 assets per the fair value hierarchy.

Note 2. Summary of Significant Accounting Policies (Continued)

Investment in Limited Partnerships: The fair values of the limited partnerships are determined based off the Partnership's share of the audited equity of the limited partnerships. As the Partnership utilizes the practical expedient guidance that allows the Partnership to measure fair value of its investment in limited partnerships based off of the net asset values of the limited partnerships, they have been classified as Level 2 assets per the fair value hierarchy by the Partnership.

At December 31, 2011, the Partnership held no future and forward foreign exchange contracts as the contracts were closed in May, 2010. For the five month period in 2010 in which the contracts were open, the average fair values of the Partnership's open future contracts, based on month-end amounts, was approximately $5,200.

Cash flows: The Partnership has elected not to provide a statement of cash flows as permitted by ASC Topic 230- 10-15-4, *Statement of Cash Flows.*

Note 3. Investments in Other Investment Partnerships

The following table summarizes the Partnership's investments. Investments in other investment partnerships in which the Partnership's investment is greater than 5 percent of its capital are individually identified; there are no investments smaller than 5 percent of its capital.

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Investments in other investment partnerships:				
Eckhardt Futures, LP[(a)]	$ 2,238,784	-	Monthly	10 days
Legacy Futures Fund, LP[(a)]	4,211,874	-	Monthly	10 days
Total investments in other investment partnerships	**$ 6,450,658**	**-**		

a. The investment partnerships in Eckhardt Futures, LP and Legacy Futures Fund, LP invest both short and long positions in exchange traded futures contracts in all markets around the world. The markets traded include financial, foreign exchange, agriculture, metal, energy, stock indices, and the soft markets, such as cocoa, sugar, and cotton. The investments are held both short-term and long-term.

Note 4. Fair Value

The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy as of December 31, 2011 and 2010.

	December 31, 2011			
	Total	**Level 1**	**Level 2**	**Level 3**
Cash equivalents	**$ 3,509,480**	**$ 3,509,580**	**$ -**	**$ -**
Investment in Limited Partnerships	**6,450,658**	**-**	**6,450,658**	**-**
Total assets	**$ 9,960,138**	**$ 3,509,580**	**$ 6,450,658**	**$ -**

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 3,724,969	$ 3,724,969	$ -	$ -
Investment in Limited Partnerships	7,313,089	-	7,313,089	-
Total assets	$11,038,058	$ 3,724,969	$ 7,313,089	$ -

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during 2011 or 2010.

Note 5. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Partnership is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet its investment objectives. These instruments involve, to varying degrees, elements of credit, interest rate, foreign currency, or liquidity risks in excess of the amounts recognized in the statements of assets and liabilities.

Market risk: Financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments or commodities may result in cash settlements that differ from the amounts recognized in the statements of assets and liabilities. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

The general partner has procedures in place to control market risk. There can be no assurance that they, in fact, will succeed in doing so. The procedures focus primarily on monitoring the trading activity of the Advisors from time to time by the Partnership, monitoring the net asset value of its investments in limited partnerships, and calculating the Partnership's net asset value daily.

Note 5. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

Credit risk: The Partnership is indirectly exposed to credit risk through its investments in limited partnerships. The limited partnerships are exposed to credit risk in the event of nonperformance by counterparties to the financial instruments in which they trade, primarily futures, options on futures, and forward contracts. The credit risk from counterparty nonperformance associated with these instruments is the net unrealized gains, if any, included on the statements of assets and liabilities. The Partnership has no deposits with, open trade equity, or open contracts as of December 31, 2011 and December 31, 2010.

Note 6. Related-Party Transactions

The general partner is paid a monthly management fee for the administration of the Partnership equal to 1/12 of 1.5% of the month-end net asset value. Further, the general partner is paid a quarterly incentive fee of 5% of the net new trading profits (as defined in the agreement). If the Partnership's net asset value is $15,000,000 or more at the end of each month in a calendar quarter, the general partner receives a monthly management fee equal to 1/12 of 1 % of the month-end net asset value in such calendar quarter and an incentive fee equal to 7.5% of net new trading profits for such quarter.

During the years ended December 31, 2011 and 2010, the general partner earned management fees of $162,529 and $147,302, respectively, not including trading advisor management fees, of which $12,451 and $13,799 were unpaid at December 31, 2011 and 2010, respectively.

During the year ended December 31, 2011, the general partner earned incentive fees of $357, not including trading advisor incentive fees, of which none was unpaid at December 31, 2011. During the year ended December 31, 2010, the general partner earned incentive fees of $75,869, not including trading advisor incentive fees, of which $28,859 was unpaid at December 31, 2010.

Note 7. Partnership Units

Since the end of 1995, the Partnership has been closed to new investors. The Partnership may reopen the Partnership to offer additional units for sale; however, at the present time, there are no plans to do so.

Under the Partnership agreement, no limited partner may redeem any portion the partner's units during the six months following the date of purchase. Thereafter, redemptions are permitted at the net asset value per unit as of the end of any month upon at least 10 days' written notice to the general partner.

No partnership units were redeemed during 2011 or 2010.

The Partnership is scheduled to cease doing business and be dissolved as of December 31, 2012.

Note 8. Financial Highlights

	2011	2010
Per unit operating performance:		
Net asset value, beginning of period	$ 4,697	$ 3,875
Income from investment operations:		
Net investment loss	(79)	(122)
Net realized and unrealized gains (losses)	(369)	944
Net asset value, end of period	$ 4,249	$ 4,697
Total return	-9.55%	21.21%
Net investment loss as a percentage of average net assets	3.74%	2.86%
Expense ratios:		
Expenses, not including incentive fees	3.82	2.10
Total incentive fee expense	0.01	0.76
Expenses as a percentage of average net assets	3.83%	2.86%

The investment income ratio, expense ratio, and total income (loss) ratio, as presented in the above table, represents the item as compared to the average net asset values during 2011 and 2010. Per unit performance is based on average unit value outstanding throughout the year.

Note 9. Subsequent Events

All of the effects of subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing the financial statements, are recognized in the financial statements. The Partnership does not recognize subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after, but before the financial statements are available to be issued. In some cases, nonrecognized subsequent events are disclosed to keep the financial statements from being misleading.

The Partnership has evaluated subsequent events through March 27, 2012, the date on which the financial statements were available to be issued.

NPGC Fund, L.P.
(A Limited Partnership)

Affirmation of the General Partner

To the best of my knowledge and belief of the undersigned, the information contained in the financial statements for the year ended December 31, 2011 is accurate and complete.



Michael E. Hall, Vice President
National Pension and Group Consultants, Inc.
General Partner